SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Soleno Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

834203200

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 834203200	13D	Page 1 of 15 pages

1	Names of Reporting Persons The Carlyle Group Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,468,099
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,468,099

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,468,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.2%
14	Type of Reporting Person CO

CUSIP No. 834203200	13D	Page 2 of 15 pages

1	Names of Reporting Persons Carlyle Holdings I GP Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,468,099
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,468,099

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,468,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.2%
14	Type of Reporting Person CO

CUSIP No. 834203200	13D	Page 3 of 15 pages

1	Names of Reporting Persons Carlyle Holdings I GP Sub L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,468,099
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,468,099

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,468,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.2%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 834203200	13D	Page 4 of 15 pages

1	Names of Reporting Persons Carlyle Holdings I L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,468,099
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,468,099

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,468,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.2%
14	Type of Reporting Person PN

CUSIP No. 834203200	13D	Page 5 of 15 pages

1	Names of Reporting Persons CG Subsidiary Holdings L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,468,099
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,468,099

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,468,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.2%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 834203200	13D	Page 6 of 15 pages

1	Names of Reporting Persons TC Group, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,468,099
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,468,099

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,468,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.2%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 834203200	13D	Page 7 of 15 pages

1	Names of Reporting Persons Carlyle Investment Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,468,099
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,468,099

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,468,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.2%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 834203200	13D	Page 8 of 15 pages

1	Names of Reporting Persons Carlyle Genesis UK LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,468,099
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,468,099

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,468,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.2%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 834203200	13D	Page 9 of 15 pages

1	Names of Reporting Persons Abingworth LLP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,468,099
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,468,099

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,468,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.2%
14	Type of Reporting Person PN

CUSIP No. 834203200	13D	Page 10 of 15 pages

1	Names of Reporting Persons Abingworth Bioventures VII LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,468,099
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,468,099

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,468,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.2%
14	Type of Reporting Person PN

CUSIP No. 834203200	13D	Page 11 of 15 pages

Explanatory Note

This Amendment No. 11 to Schedule 13D (“Amendment No. 11”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on December 27, 2018 (as amended to date, the “Schedule 13D”), relating to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Soleno Therapeutics, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

CUSIP No. 834203200	13D	Page 12 of 15 pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 40,108,265 shares of Common Stock, which includes (i) 38,871,594 shares of Common Stock outstanding as of August 2, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q filed on August 7, 2024, (ii) 22,913 shares of Common Stock underlying stock options exercisable within 60 days as of the date hereof and (iii) 1,213,758 shares of Common Stock underlying the Prefunded Warrants, all of which are currently exercisable.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
The Carlyle Group Inc.	2,468,099	6.2%	0	2,468,099	0	2,468,099
Carlyle Holdings I GP Inc.	2,468,099	6.2%	0	2,468,099	0	2,468,099
Carlyle Holdings I GP Sub L.L.C.	2,468,099	6.2%	0	2,468,099	0	2,468,099
Carlyle Holdings I L.P.	2,468,099	6.2%	0	2,468,099	0	2,468,099
CG Subsidiary Holdings L.L.C.	2,468,099	6.2%	0	2,468,099	0	2,468,099
TC Group, L.L.C.	2,468,099	6.2%	0	2,468,099	0	2,468,099
Carlyle Investment Management L.L.C.	2,468,099	6.2%	0	2,468,099	0	2,468,099
Carlyle Genesis UK LLC	2,468,099	6.2%	0	2,468,099	0	2,468,099
Abingworth LLP	2,468,099	6.2%	0	2,468,099	0	2,468,099
Abingworth Bioventures VII LP	2,468,099	6.2%	0	2,468,099	0	2,468,099

The amount of Common Stock reported as beneficially owned above includes (i) 1,224,928 shares of Common Stock held of record by Abingworth Bioventures VII LP, (ii) 6,500 shares of Common Stock held of record by Andrew Sinclair for the benefit of Abingworth Bioventures VII LP (iii) 22,913 shares of Common Stock underlying stock options exercisable within 60 days as of the date hereof and (iv) 1,213,758 shares of Common Stock underlying a portion of the Prefunded Warrants, which are currently exercisable.

The amount of securities disclosed excludes 514,666 shares of Common Stock underlying the March 2022 Warrants, which contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 4.99% of the total number of shares of Common Stock then issued and outstanding.

CUSIP No. 834203200	13D	Page 13 of 15 pages

The Carlyle Group Inc., which is a publicly traded entity listed on Nasdaq, is the sole shareholder of Carlyle Holdings I GP Inc., which is the sole member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the managing member of TC Group, L.L.C., which is the managing member of Carlyle Investment Management L.L.C., which is the sole member of Carlyle Genesis UK LLC, which is the principal member of Abingworth LLP. Abingworth Bioventures VII LP has delegated to Abingworth LLP all investment and dispositive power over the securities held of record by Abingworth Bioventures VII LP. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by Abingworth Bioventures VII LP, but each disclaims beneficial ownership of such securities.

(c) From October 9, 2024 through October 11, 2024, Abingworth Bioventures VII LP disposed of 782,979 shares of Common Stock in a series of open market transactions pursuant to the 10b5-1 Plan. Details by date, listing the number of shares of Common Stock disposed of and the weighted average price per share, are provided below. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for each transaction.

Date	Shares Disposed Of	Price Range	Weighted Average Price Per Share
October 9, 2024	255,963	$50.355 to $52.00	$51.0507
October 10, 2024	182,489	$49.585 to $51.76	$50.6347
October 11, 2024	344,527	$50.85 to $54.815	$54.0930

(d) None.

(e) Not applicable.

CUSIP No. 834203200	13D	Page 14 of 15 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2024

The Carlyle Group Inc.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Chief Financial Officer

Carlyle Holdings I GP Inc.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director and Chief Financial Officer

Carlyle Holdings I GP Sub L.L.C.
By: Carlyle Holdings I GP Inc., its sole member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director and Chief Financial Officer

Carlyle Holdings I L.P.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director

CG Subsidiary Holdings L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director

TC Group, L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director

CUSIP No. 834203200	13D	Page 15 of 15 pages

Carlyle Investment Management L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Chief Financial Officer

Carlyle Genesis UK LLC
By: Carlyle Investment Management L.L.C., its sole member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Chief Financial Officer

Abingworth LLP

By:	/s/ John Heard
Name:	John Heard
Title:	Authorized Signatory

Abingworth Bioventures VII LP

By:	/s/ John Heard
Name:	John Heard
Title:	Authorized Signatory